CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

February 8, 2016

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Asen Parachkevov, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund Registration Statement on Form N-2 File Nos.: 333-207678; 811-23109

Responses to Staff comments received telephonically on January 26 and 29, 2016

Dear Mr. Parachkevov:

On behalf of our client, NorthStar Real Estate Capital Income Fund, a Delaware statutory trust (the “Trust”), set forth below are the responses of the Trust to the oral comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on January 26, 2016 and January 29, 2016 in connection with the Trust’s pre-effective amendment no. 1, filed with the Commission on December 23, 2015 (the “Pre-Effective Amendment No. 1”), to its Registration Statement on Form N-2, filed with the Commission on October 29, 2015 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Trust is submitting pre-effective amendment no. 2 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to the oral comments provided by the Staff. In addition, the Trust has revised the Registration Statement to update other disclosures.

The Trust’s responses to the Staff’s comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response.

The Trust has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Trust via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 1. All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

Comment 1.	Reference is made to the Commission's October 2014 Investment Management Guidance Update No. 2014-11 (the "Guidance Update"). In light of the Guidance Update, please explain whether the wholly owned subsidiaries of the Master Fund may be deemed to act as an extension of the

Asen Parachkevov, Esq.
February 8, 2016

Master Fund's investment operations designed to facilitate the execution of the Master Fund's investment strategy and therefore whether such subsidiaries will be consolidated with the financial statements of the Master Fund.

Response 1. In response to the Staff's comment, the Trust informs the Staff supplementally that, in accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and ASC 810—Consolidation, the Master Fund generally will not consolidate its interest in any company other than in investment company subsidiaries (including those companies that would be deemed investment companies but for the exceptions provided in Sections 3(c)(1) and 3(c)(7) of the 1940 Act). The Trust has reviewed the Guidance Update, and in reaching the foregoing conclusions the Trust took such guidance into account. As such, and further to Responses 23 and 24 in the Trust's response letter dated December 23, 2015 (the "Response Letter"), the consolidation of the REIT Subsidiary into the Master Fund's financial statements is not permitted because the REIT Subsidiary is not an "investment company" under the 1940 Act and Regulation S-X (and AICPA Audit and Accounting Guide for Investment Companies and ASC 810—Consolidation) prohibits investment companies from consolidating non-investment companies. The REIT Subsidiary is also excluded from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.

With respect to wholly owned subsidiaries of the Master Fund, other than the REIT Subsidiary, the Trust has revised the disclosure on page 6 under the caption "Summary of Terms—Borrowings," and elsewhere throughout the Registration Statement, to clarify that the Master Fund will consolidate its interest in any investment company subsidiaries, per the language below:

"In addition to any indebtedness incurred by the Master Fund, the special purpose vehicles that are wholly owned by the Master Fund or any subsidiary of the Master Fund, including the REIT Subsidiary, may also utilize leverage, including by mortgaging properties held by the special purpose vehicles, or by acquiring property with existing debt. Any such borrowings will generally be the sole obligation of each respective special purpose vehicle, without any recourse to any other special purpose vehicle, the REIT Subsidiary, the Master Fund, the Trust or its assets, and the Master Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless the financial statements of the special purpose vehicle, or the subsidiary of the Master Fund that owns such special purpose vehicle, will be consolidated in accordance with Regulation S-X and other accounting rules. If cash flow is insufficient to pay principal and interest on a special purpose vehicle’s

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February 8, 2016

borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the REIT Subsidiary and, therefore, to the Master Fund and the Trust."

The Trust respectfully advises the Staff that, as disclosed under the caption "Summary of Terms—Borrowings," as reprinted below, and elsewhere throughout the Registration Statement, the Master Fund will consolidate the recourse leverage of all of its subsidiaries, including the REIT Subsidiary.

"To the extent that subsidiaries of the Master Fund, including the REIT Subsidiary, directly incur leverage in the form of debt (as opposed to non-recourse borrowings made through special purpose vehicles), the amount of such recourse leverage used by the Master Fund and such subsidiaries, including the REIT Subsidiary, will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Master Fund. Accordingly, it is the Master Fund’s present intention to utilize leverage through debt or borrowings in an amount not to exceed 33 1/3% of the Master Fund’s total assets (i.e., maintain 300% asset coverage), less the amount of any direct debt or borrowing by subsidiaries of the Master Fund, including the REIT Subsidiary, if any. Because the REIT Subsidiary’s preferred shares represent a small amount of leverage by the REIT Subsidiary, such leverage will also be consolidated for purposes of complying with the 1940 Act’s limitations on the Master Fund’s ability to issue preferred shares. See “Investment Objectives and Strategies—Borrowing Policy."

Comment 2.	Reference is made to the Trust's response letter dated December 23, 2015 (the "Response Letter"). In connection with Comment 4 in the Response Letter, please remove from the Registration Statement all references to the Trust’s and/or the Master Fund’s portfolios as being “diversified,” as the Trust and Master Fund are "non-diversified" for the purposes of the Investment Company Act.

Response 2. In response to the Staff's comment, the Trust has revised the disclosure throughout the Registration Statement per the language below:

"The Master Fund intends to invest at least 80% of the Master Fund’s net assets (plus the amount of leverage for investment purposes) in a diversified portfolio of real estate and real estate-related investments, which will be comprised of: (i) commercial real estate (“CRE”) debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) select CRE equity investments, including (a) direct investments in CRE and (b) indirect ownership in CRE through private equity investments (“PE Investments”) and other joint ventures; and (iii) CRE securities, such as

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February 8, 2016

commercial mortgage-backed securities (“CMBS”), unsecured debt of publicly-traded real estate investment trusts (“REITs”) and collateralized debt obligation (“CDO”) notes. Although the Master Fund does not intend to operate as a "diversified" investment company within the meaning of the 1940 Act, the Advisors (as defined below) believe the Master Fund will achieve diversification by investing across asset types, property types and geographic locations."

Comment 3.	In connection with Comment 5 in the Response Letter, please include in the Registration Statement disclosure detailing what investments are deemed to be "real estate-related investments."

Response 3. In response to the Staff's comment, the Trust has revised the disclosure on page 46 of the Registration Statement under the caption "Investment Objectives and Strategies—Targeted Investments" per the language below:

“The Master Fund’s strategy is to invest primarily in a portfolio of real estate and real estate-related investments, which, under normal circumstances, will represent at least 80% of the Master Fund’s gross assets (including the amount of leverage for investment purposes), including: (i) CRE debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) select CRE equity investments including (a) direct and indirect CRE ownership and (b) indirect ownership through PE Investments and other joint ventures; and (iii) CRE securities, such as CMBS, unsecured debt of publicly-traded REITs and CDO notes. The Master Fund considers an investment to be "real-estate related" if the issuer of such investment (i) derives at least 50% of its revenues from the ownership, construction, financing, management or sale of real estate, or (ii) has at least 50% of its assets in these types of real estate. Real estate-related investments include, but are not limited to: (i) securities of REITs or other real estate operating companies that (a) own property, (b) make or invest in mortgage loans, or (c) invest in long-term mortgage pools; (ii) securities of companies whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages; and (iii) debt instruments that are secured by or, in the case of subordinated debt instruments, may otherwise be collateralized by, underlying real estate assets."

Comment 4.	In connection with Comment 6 in the Response Letter, please revise the disclosure in the Registration Statement to confirm that the Master Fund does not intend for investments in (i) CDO vehicles that would be deemed to be investment companies under the 1940 Act but for the exceptions set forth

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in Section 3(c)(1) or 3(c)(7) or (ii) non-U.S. issuers to be part of its principal investment strategy.

Response 4. In response to the Staff's comment, the Trust has revised the disclosure on page 50 of the Registration Statement under the caption "Investment Objectives and Strategies—Targeted Investments—Commercial Real Estate Securities—CDO Notes" to include the language below:

"While the Master Fund may invest in CDO notes, it does not intend for such investments to be a principal investment strategy based on current market conditions."

The Trust further advises the Staff that the disclosure has been revised on page 78 under the caption "Risk Factors—The Master Fund will be subject to additional risks if it makes investments internationally" to include the language below:

"Based on current market conditions, the Master Fund does not intend for investments in non-U.S. issuers or other foreign securities to be one of its principal investment strategies."

Comment 5.	In connection with Comment 18 in the Response Letter, please include in the prospectus summary disclosure relating to the tax impact that distributions funded from offering proceeds pursuant to the Distribution Support Agreement which constitute a return of capital will have on investors.

Response 5. In response to the Staff's comment, the Trust has revised the disclosure on page 9 of the Registration Statement under the caption "Summary of Terms—Distribution Support Agreement" per the language below:

"Distributions funded from offering proceeds pursuant to the Distribution Support Agreement may constitute a return of capital, which ~~will result in a Shareholder recognizing additional gain upon the sale of Shares, including in situations in which a Shareholder may have suffered an overall loss on an investment in Shares~~ is a return of an investor's investment rather than a return of earnings or grains derived from investment activities. Distributions constituting a return of capital will lower a Shareholder's tax basis in his or her Shares. Reducing a Shareholder's tax basis in his or her Shares will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of Shares."

Comment 6.	In connection with Comment 22 in the Response Letter, the revised disclosure in the sub-section titled "Summary of Terms—The Advisors" describes a definitive agreement NorthStar entered into to acquire an 85% interest in Townsend. Please include in the Registration Statement disclosure

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setting forth the potential effects on NorthStar and the Advisors if this transaction with Townsend is not consummated on the terms contemplated.

Response 6. In response to the Staff's comment, the Trust informs the Staff supplementally that the Townsend transaction closed successfully since the filing of Pre-Effective Amendment No. 1. Consequently, the Trust has removed all references to Townsend throughout the Registration Statement.

Comment 7.	In connection with Comment 25 in the Response Letter, please include in the Registration Statement disclosure setting forth the following:

a.	the purpose of the preferred shares that will be issued by the REIT Subsidiary and what, if any, additional rights preferred shareholders of the REIT Subsidiary will receive with respect to the Master Fund; and

b.	whether there is a situation in which the preferred shareholders of the REIT Subsidiary, instead of the Master Fund, could control the REIT Subsidiary.

Response 7.

(a)       In response to the Staff's comment, the Trust has revised the disclosure on page 53 under the caption "Investment Objectives and Strategies—Borrowing Policy" to include the language below:

"The REIT Subsidiary intends to sell a small amount of preferred shares to third party investors to assist the REIT Subsidiary in satisfying the requirement that an entity taxed as a REIT for U.S. federal income tax purposes be beneficially owned by 100 or more persons during at least 335 days of a 12-month taxable year. These preferred shares will receive a semi-annual distribution from the REIT Subsidiary, but will have no additional rights with respect to the Master Fund (e.g., the preferred shares of the REIT Subsidiary will not have priority over the Master Fund Shares in liquidation)."

(b)       In response to the Staff's comment, the Trust informs the Staff supplementally that it is currently anticipated that the preferred shareholders of the REIT Subsidiary will have limited voting rights unless provided by law and, consequently, will not be able to control the REIT Subsidiary. It is also currently anticipated that the consent of a majority of the preferred shareholders of the REIT Subsidiary voting as a separate class will be required for (i) authorization or issuance of any security senior to or on parity with the preferred shares, (ii) any amendment to the charter of the REIT Subsidiary that has a material adverse effect on the rights and preferences of the preferred shares or (iii) any reclassification of the preferred shares.

Asen Parachkevov, Esq.
February 8, 2016

Comment 8.	In connection with Comment 35 in the Response Letter, please include in the notes to the Summary of Fees and Expenses Table of the Registration Statement a description of the assumptions made when determining the estimated amount of Acquired Fund Fees and Expenses.

Response 8. In response to the Staff’s comment, the Trust has revised the disclosure on page 27 within note 7 to the Summary of Fees and Expenses Table per the language below:

"Shareholders indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Master Fund (and, indirectly by the Trust) as an investor in PE Investments. The “Acquired Fund Fees and Expenses” disclosed above are calculated based on estimated amounts, and assume that the Master Fund will invest 7.5% of its net assets in PE Investments. The Acquired Fund Fees and Expenses are based on historic expenses of the private equity funds, which may change over time and, therefore, significantly affect Acquired Fund Fees and Expenses. In addition, the private equity investments held by the Master Fund will change, which further impacts the calculation of the Acquired Fund Fees and Expenses in the future. ~~Generally, fees payable to private equity managers will range from 0.50% to 1.75% (annualized) of the private equity fund's invested equity. In addition, certain private equity managers charge an incentive fee generally ranging from 0.0% to 20% of a private equity fund's net profits, although it is possible that such range may be exceeded for certain private equity managers. These fees payable to private equity managers are estimates and~~ In calculating the “Acquired Fund Fees and Expenses” disclosed above, it is assumed that the Master Fund (and, indirectly the Trust) would pay management fees and incentive fees of 1.3% and 1.0% annually, respectively, on the Master Fund's net assets attributable to its investments in PE Investments. It is also assumed that the Master Fund (and, indirectly the Trust) will incur operating expenses of approximately 0.50% of the Master Fund's net assets attributable to its investments in PE Investments. If the Master Fund was to invest 15% of its net assets in PE Investments, the Acquired Fund Fees and Expenses would be 0.66%. These fees payable to, and the operating expenses of, private equity managers are estimates and the actual fees paid by the Master Fund on its PE Investments may be higher or lower than the numbers shown."

Comment 9.	In connection with Comment 42 in the Response Letter, please include in the Registration Statement disclosure describing the term "non-mark-to-market" leverage.

Response 9. In response to the Staff's comment, the Trust has revised the disclosure on page 45 under the caption "Investment Objectives and

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February 8, 2016

Strategies—The current CRE secured lending and securitization markets offer us the opportunity to obtain attractive, long-term, non-mark-to-market financing for our debt investments" per the language below:

"Subject to the limitations imposed by the 1940 Act, the Master Fund intends to continue to enter into credit facilities and participate in the securitization market as an issuer where it can finance its assets with long-term, non-recourse, non-mark-to-market and match-term leverage. "Non-mark-to-market" a term used to describe financing that generally does not require a borrower to make payments to maintain a certain loan to value ratio when the financed asset is deemed to have lost value relative to the amount of debt outstanding on that asset. "Match-term" leverage is a term used to describe borrowings where the maturity of ~~our~~the Master Fund's investments is matched with the maturity of the Master Fund’s borrowings."

Comment 10.	With respect to the roles of the two co-advisors of the Trust, please clarify in the Registration Statement which services each advisor will be responsible for.

Response 10. In response to the Staff's comment, the Trust informs the Staff that the disclosure has been revised on page 2 under the caption "Summary of Terms—The Advisors" and elsewhere throughout the Registration Statement per the below language:

"Pursuant to separate co-advisory agreements with the Advisor and the Trust and the Advisor and the Master Fund, the Co-Advisor will assist the Advisor with the day-to-day activities and the sourcing, management and monitoring of investments for the Trust’s and the Master Fund’s portfolios, subject to the oversight of the Advisor (the “Trust Co-Advisory Agreement” and the “Master Fund Co-Advisory Agreement,” respectively). The investment committee of the Advisor retains ultimate responsibility for all investment decisions of the Trust and the Master Fund."

Comment 11.	Please clarify in the "Trust and Master Fund Expenses" section the routine non-compensation expenses and the administrative related expenses for which the Trust and Master Fund will reimburse the Advisor and Co-Advisor.

Response 11. In response to the Staff's comment, the Trust informs the Staff that the disclosure has been revised throughout the Registration Statement to clarify these reimburseable expenses.

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February 8, 2016

The disclosure was revised on page 2 under the caption "Summary of Terms—The Advisors" and pages 29 and 30 of "The Advisors" section as per the below language:

"The Trust and the Master Fund will also reimburse the Advisor for routine non-compensation overhead expenses incurred by the Advisor in performing administrative services for the Trust and Master Fund.”

“The Trust and the Master Fund will also reimburse the Co-Advisor for routine non-compensation overhead expenses incurred by the Co-Advisor in performing administrative services for the Trust and Master Fund."

The disclosure was revised on page 123 in the "Trust and Master Fund Expenses" section as per the below language:

•	"routine non-compensation overhead costs, including rent, office supplies, utilities and capital equipment incurred by the Advisors in performing administrative services for the Trust and Master Fund;”

•	“costs associated with the Trust’s and the Master Fund’s chief compliance officer~~,~~ and chief financial officer ~~and other administrative personnel~~;”

•	“all other expenses incurred by the Trust, the Master Fund or the Advisors in connection with administering the Trust’s and the Master Fund’s respective businesses, including expenses incurred by the Advisors in performing administrative services for the Trust or the Master Fund, ~~respectively,~~the allocable portion (subject to review by the Board or Master Fund Board, as appropriate) of the compensation overhead of administrative personnel paid by the Advisors, to the extent ~~they~~such personnel members are not controlling persons of the Advisors or any of their ~~respective~~ affiliates, and the cost of any third-party service providers engaged to assist the Advisors with the provision of administrative services, subject to the limitations included in the Trust Advisory Agreement, the Trust Co-Advisory Agreement, the Master Fund Advisory Agreement and the Master Fund Co-Advisory Agreement;"

Comment 12.	With respect to the investment related expenses described in the "Trust and Master Fund Expenses" section, please clarify whether these expenses will be reviewed by the Board or if they are within the sole discretion of the advisors.

Response 12. In response to the Staff's comment, the Trust respectfully draws the Staff's attention to the enumeration of investment related disclosed on page 122

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under the caption "Trust and Master Fund Expenses," as reprinted below, where the Trust enumerates the investment related expenses:

"investment related expenses (e.g., expenses that, in the Advisor or the Co-Advisor's discretion, are related to the investment of the Master Fund's assets, whether or not such investments are consummated), including (as applicable), but not limited to, brokerage commissions, interest expenses, dividends on securities sold but not yet purchased, investment-related travel and lodging expenses and research-related expenses and other due diligence expenses"

The Trust informs that Staff supplementally that these investment related expenses will be reviewed by the Board and the Master Fund Board at least annually. The Trust further advises the Staff this review will typically take place during the annual renewal (after the initial two year terms) of the Trust Advisory Agreement, the Master Fund Advisory Agreement, the Trust Co-Advisory Agreement and the Master Fund Co-Advisory Agreement. The renewal of each of the aforementioned advisory agreements will be made in accordance with, and on the basis of an evaluation satisfactory to the Board or Master Fund Board, as applicable, and as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder. These annual renewals will include a consideration of, among other factors, (i) the nature, quality and extent of the advisory and other services to be provided under the agreements, (ii) the investment performance of the personnel who manage investment portfolios with objectives similar to the Trust's or Master Fund's, as applicable, (iii) comparative data with respect to advisory fees or similar expenses paid by other investment companies with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under each of the agreements. Each of the Board and the Master Fund Board may also hold a special meeting, in its discretion, to review the investment related expenses.

Comment 13.	Please revise the disclosure on page 56 in the "Risk Factors" section to clarify that an investor may hold Shares for an indefinite period of time since there may not be any liquidity event.

Response 13. In response to the Staff's comment, the Trust has revised the language on pages 58 and 59 under the caption "Risk Factors—Risks Related to an Investment in the Trust—The Trust is not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for a Shareholder to sell his or her Shares" as per the language below:

"The completion of a liquidity event is in the sole discretion of the Board, and depending upon the event, may require Shareholder approval, and there can be no assurance that the Trust will complete a liquidity event within the proposed timeframe or at all. A Shareholder may need to retain his, her or its Shares for an indefinite period of time because

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February 8, 2016

the Trust and the Master Fund may determine not to pursue a liquidity event."

Comment 14.	The disclosure in the "Management of the Trust and the Master Fund" section has been modified to remove the Nominating and Corporate Governance Committee. In the absence of such Committee, please clarify the process by which and to whom a Shareholder can submit a Trustee recommendation.

Response 14. In response to the Staff's comment, the Trust has revised the disclosure on page 116 under the caption "Management of the Trust and the Master Fund—Board Committees—Nominating and Corporate Governance Committee" as per the language below:

"The Independent Trustees will consider qualified trustee nominees recommended by the Shareholders when such recommendations are submitted in accordance with ~~our~~ the Master Fund's and Trust's bylaws and any applicable law, rule or regulation regarding trustee nominations. When submitting a nomination for consideration, a Shareholder must submit the nomination to the secretary of the Board and provide certain information that would be required under applicable SEC rules, including the following minimum information for each trustee nominee: full name, age, business and residential address; ~~principal occupation during the past five years; current directorships on publicly held companies and investment companies;~~ number of ~~our~~ Shares owned, if any; and ~~a~~ all other information relating to such trustee nominee that is required to be disclosed in solicitations of proxies for election of trustees in an election contest, or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, including such trustee nominee's written consent ~~of the individual~~ to stand for election if nominated by the Board ~~of Trustees~~ and to serve if elected by the Shareholders."

Comment 15.	In the "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers" subsection, please clarify whether the Trust's reimbursement of NorthStar Securities and Selected Broker Dealers for due diligence expenses of approximately 0.5% will be considered part of the dealer manager fees or whether such expenses will be paid separately.

Response 15. In response to the Staff's comment, the Trust has revised the disclosure on page 184 under the caption "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers" as per the language below:

"In addition to the payment by investors of selling commissions and the dealer manager fees, the Trust reimburses NorthStar Securities and

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Selected Broker-Dealers for bona fide accountable due diligence expenses, which will be paid only to the extent that aggregate dealer manager fees and such reimbursements do not exceed 2.0% of the gross investment amount. The Trust expects to reimburse NorthStar Securities and Selected Broker-Dealers approximately ~~0.5%~~ 0.05% of the aggregate proceeds raised in this offering~~, after payment of selling commissions and dealer manager fees,~~ for accountable due diligence expenses. These due diligence expenses will be included in calculating the aggregate dealer manager fees of up to 2.0% of the Trust's gross investment amount per Share. ~~, which are included as part of the Trust’s cumulative organization and offering expenses, which are limited to a maximum of 1.0% of the aggregate proceeds raised in this offering, after payment of selling commissions and dealer manager fees~~."

* * * * * *

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

Asen Parachkevov, Esq.
February 8, 2016

cc:	NorthStar Real Estate Capital Income Fund

Daniel R. Gilbert

Chief Executive Officer and President

Ronald J. Lieberman

Executive Vice President, General Counsel and Secretary

Sandra M. Forman

Chief Compliance Officer, Associate General Counsel and Assistant Secretary

Clifford Chance US LLP

Jefferey D. LeMaster

Matthew A. Babinsky

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